May 14, 2012

VIA EDGAR CORRESPONDENCE

Mr. H. Hallock

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

202.551.6968

Re: Fifth Third Funds (“Registrant”)

(File Number 33-24848)

Dear Mr. Hallock:

This letter responds to the comments on the Registrant’s Proxy Statement on behalf of the Fifth Third Dividend Growth Fund, Fifth Third Equity Index Fund, Fifth Third Small Cap Growth Fund and Fifth Third Structured Large Cap Plus Fund that were provided to me by the staff of the Securities and Exchange Commission (the “SEC”) by telephone on Friday, May 4, 2012.

1. SEC Comment: Under the section entitled “Proposals 1-4 - Reasons for Terminating the Trust”, please provide disclosure regarding the sale of the assets of the Registrant.

Response: The Registrant will include the following disclosure:

Fifth Third Asset Management, Inc. (“FTAM”) and Fifth Third Financial Corporation have agreed to sell their interest in management of the Fifth Third Funds (the “Trust”). In connection with the sale, FTAM proposed to the Trust’s Board of Trustees that the Fifth Third money market funds be reorganized into certain existing money market funds managed by Federated Investors, Inc. and certain Fifth Third stock and bond funds be reorganized into certain existing and new mutual funds managed by Touchstone Advisors, Inc. In addition, FTAM proposed that certain Fifth Third Funds be liquidated.

2. SEC Comment: Under the section entitled “Proposals 1-4 - Terminating Steps and Procedures”, please clarify disclosure regarding the expenses that Fifth Third Asset Management will pay and their associated costs. In addition, please identify the types of expenses that the Funds will pay in liquidating their portfolio securities.

Response: Fifth Third Bank will pay direct expenses associated with the liquidation. The Funds will bear normal operating costs and indirect costs including transaction costs associated with selling the portfolio securities.

3. SEC Comment: Under the section entitled “Proposals 1-4 – Federal Income Tax Consequences”, please explain the impact if any of a Fund’s net realized loss and net unrealized gain will have on its respective shareholders.

Response: Since each Fund will realize all of its gains and losses when it disposes of its portfolio securities in the course of the liquidation, the Fund will not have any unrealized gains.  In addition, any realized losses would already be reflected in a Fund's net asset value.  Accordingly, no disclosure has been added in response to this comment.

4. SEC Comment: Under the section entitled “Other Information - Litigation”, please provide further detail to the SEC as to the impact litigation will have on the Fifth Third Equity Index Fund.

Response: As noted under "Proposals 1-4 - Reasons for Terminating Proposals," Fifth Third Bank has agreed to defend the Trust and assume any liabilities relating to this litigation.  Accordingly, the litigation should not have any impact on the Fifth Third Equity Fund.  The Registrant will add disclosure regarding this agreement to the end of the "Other Information - Litigation" section.

5. SEC Comment: Under the section entitled “Other Information – Cost of Solicitation”, please provide the name of the solicitor and the associated costs of the solicitation.

Response: The solicitation vendor will be AST Fund Solutions (formerly The Altman Group) and the associated costs of solicitation are anticipated to be approximately $10,000.

6. SEC Comment: Please explain the Registrant’s process to identify shareholders of each Fund including beneficial shareholders to receive proxy statement. In addition, if the liquidations are approved by the respective shareholders, please explain the Registrant’s process for liquidating the assets and providing the proceeds to the respective shareholders.

Response: The Registrant will utilize AST Fund Solutions (formerly The Altman Group) that specializes in the Mutual Fund Industry. The process is initiated with the extraction of record date shareholder information from the transfer agent which will identify all registered owners as well as any omnibus accounts. AST will then work with Broadridge and Mediant Communications to obtain the shareholder information of each beneficial account. Broadridge and Mediant have relationships with the intermediaries of the beneficial account owners to facilitate the exchange of such information.

If the liquidation is approved by shareholders, Fifth Third Asset Management, the Registrant’s investment adviser, will begin the orderly liquidation of all security holdings of the applicable Funds of the Registrant. Cash from the security liquidations will be held at the Funds’ custodian. On liquidation date, the transfer agent will process redemption transactions on each shareholder account and deliver the proceeds to each shareholder per each account’s existing redemption payment instructions. If payment instructions do not exist on an account, then the shareholder will be sent a check to the address of record.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes